FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January   , 2003

Commission File Number   0-29382

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Preliminary Short Form Prospectus

New Issue   **January 24, 2003**

MINEFINDERS CORPORATION LTD.

$14,000,000

2,000,000 Common Shares

This short form prospectus (the "Prospectus") qualifies the distribution (the "Offering") of 2,000,000 common shares (the "Common Shares") of Minefinders Corporation Ltd. ("Minefinders" or the "Company") at a price of $7.00 per Common Share (the "Offering Price") pursuant to an underwriting agreement among BMO Nesbitt Burns Inc., Yorkton Securities Inc. and Salman Partners Inc. (collectively, the "Underwriters") and the Company.

Price: $7.00 per Common Share

	Price to Public	Underwriting discounts or fees[1]	Proceeds to the Company[2]
Per Common Share	$7.00	$0.385	$6.615
Total Offering[3][4]	$14,000,000	$770,000	$13,230,000

(1) The Underwriters' fee (the "Underwriters' Fee") for the sale of the Common Shares is 5.5% of the gross proceeds. The Underwriters will also be reimbursed for all reasonable expenses incurred in connection with the Offering up to a maximum of $50,000 if the Offering is not completed due to a failure of the Company to comply with the terms of the underwriting agreement. See "Plan of Distribution".

(2) Before deducting expenses of this Offering estimated to be $50,000 which, together with the Underwriters' Fee, will be paid from the general funds of the Company.

(3) The Company has granted the Underwriters an option (the "Underwriters' Option"), exercisable at any time up until 48 hours prior to the closing, to purchase up to an additional 250,000 Common Shares, at the price set forth above. If the Underwriters exercise the Underwriters' Option in full, the total issue price will be $15,750,000, the total Underwriters' Fee will be $866,250 and the net proceeds to the Company will be $14,883,750. This prospectus qualifies the distribution of the Common Shares issuable upon exercise of the Underwriters' Option. See "Plan of Distribution".

(4) The Company has also granted to the Underwriters an over-allotment option (the "Over-Allotment Option") to acquire up to an additional 337,500 Common Shares at the Offering Price, representing 15% of the Common Shares sold under the Offering (taking into account the exercise of the Underwriters' Option), exercisable in whole or in part for a period of up to 30 days following the closing of the Offering to cover over-allotments, if any. If the Underwriters' Option and the Over-Allotment Option are exercised in full, the total issue price will be $18,112,500, the total Underwriters' Fee will be $996,188 and the net proceeds to the Company will be $17,116,312. This prospectus qualifies the distribution of the common shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under Plan of Distribution and subject to the approval of certain legal matters on behalf of the Company by Campney & Murphy and on behalf of the Underwriters by Blake Cassels & Graydon LLP.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on February 7, 2003 or on such other date as the Company and the Underwriters may agree (the "Closing Date"), but not later than February ●, 2003, and that certificates representing the Common Shares will be available for delivery on or about closing. Unless otherwise indicated, all dollar amounts in this Prospectus are presented in Canadian dollars.

The outstanding Common Shares of the Company are listed on the Toronto Stock Exchange ("TSX") under the trading symbol "MFL" and on the American Stock Exchange ("AMEX") under the trading symbol "MFN". The Offering Price for the Common Shares has been determined by negotiation between the Company and the Underwriters. On January 22, 2003, the last trading day prior to the announcement of the Offering, the closing price of the Company's Common Shares on the TSX was $7.38 per share and US$4.80 per share on AMEX.

The Company has applied to list the Common Shares distributed hereunder on the TSX and AMEX. Listing will be subject to the Company fulfilling all listing requirements of the TSX and AMEX.

An investment in the Common Shares should be considered speculative due to the nature of the Company's business. The risk factors outlined or incorporated by reference in this Prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Common Shares. See "Risk Factors".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commission or similar authority in each of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)   Revised Annual Information Form of the Company for the year ended December 31, 2001 (the "AIF") dated October 31, 2002 including Management's Discussion and Analysis incorporated therein;

(b)   unaudited consolidated interim financial statements of the Company for the 9-month interim financial period ended September 30, 2002, as amended and filed on November 29, 2002;

(c)   audited consolidated financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2001, together with the report of the auditors thereon;

(d)   the "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the audited consolidated financial statements referred to in paragraph (c) above and which forms part of the Company's AIF;

(e)   the "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the unaudited consolidated financial statements referred to in paragraph (b) above and which forms part of the Company's AIF;

(f)   Information Circular of the Company dated May 10, 2002 in connection with the June 13, 2002 Annual General Meeting of Shareholders;

(g)   material change report filed by the Company dated January 23, 2003 with respect to the offering of Common Shares under this prospectus;

(h)   material change report filed by the Company dated January 16, 2003 in respect of the announcement regarding the Company's listing on the American Stock Exchange effective January 21, 2003;

(i)   material change report filed by the Company dated December 19, 2002 announcing the most recent results from drilling on the Dolores property;

(j)   material change report filed by the Company dated August 22, 2002 in respect of the completion of an independent audit of the Company's Dolores gold and silver deposit by Pincock Allen & Holt;

(k)   material change report filed by the Company dated May 31, 2002 in respect of the announcement of the commencement of feasibility drilling on the Company's Dolores property;

(l)   material change report filed by the Company dated April 15, 2002 announcing the completion of an updated resource calculation on the Company's Dolores property;

(m)   material change report filed by the Company dated April 2, 2002 in respect of the closing of the brokered private placement of 4,400,000 common shares at a price of $2.30 per share;

(n)   material change report filed by the Company dated March 20, 2002 in respect of the preliminary announcement of the brokered private placement of 4,400,000 common shares at a price of $2.30 per share;

(o)   material change report filed by the Company dated January 9, 2002 in respect of the Company's agreement with Placer Dome Exploration Inc. for the further development and exploration of the El Malacate project in the Company's Northern Sonora property; and

(p)   material change report filed by the Company dated January 3, 2002 in respect of the results of the Dolores silver re-analysis program;

Any information circulars, comparative interim financial statements and material change reports (excluding confidential reports) filed by the Company with securities commissions or other regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba or Ontario, after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 1820 - 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Telephone: (604) 687-6263.

FORWARD LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference, contain forward-looking statements. Such forward-looking statements include, but are not limited to, statements about mineral reserves and resources, in that they constitute estimates, based on certain assumptions, of mineralization that may be encountered if a deposit were to be mined. In some cases, forwarding-looking statements can be identified by the use of words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved or other variations of these words or phrases, or other comparable words or phrases. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

THE COMPANY

The Company was incorporated by articles of incorporation under the laws of the Province of Ontario on February 4, 1975, under the name "Twentieth Century Explorations Inc." On May 10, 1979, the Company changed its name from "Twentieth Century Explorations Inc." to " Minefinders Corporation Ltd.".

The Company's head and principal office is located at Suite 1820 – 701 West Georgia Street, Vancouver, B.C. V7Y 1C6. The Company's registered and records office is located at Suite 1100 – 200 King Street West, Toronto, Ontario M5H 3T4. The Company also maintains an exploration office in Reno, Nevada, United States of America.

The Company has three subsidiaries, all of which have only issued voting securities. The following table lists the Company's subsidiaries, their jurisdiction of incorporation and the Company's percentage ownership of the voting securities of each:

Name	Place of Incorporation	Percentage Ownership
Minera Minefinders S.A. de C.V.	Mexico	100%
Compania Minera Dolores S.A de C.V.	Mexico	100%
Minefinders (U.S.A.) Inc.	Nevada	100%

The Company's operations in Mexico are carried on through Minera Minefinders S.A. de C.V. ("Minera") and Compania Minera Dolores S.A. de C.V. ("Minera Dolores") and in the U.S.A., through Minefinders (U.S.A.) Inc.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec and its common shares are listed for trading on the TSX under the symbol "MFL" and on the American Stock Exchange under the symbol "MFN".

BUSINESS OF THE COMPANY

The information provided hereunder has been prepared by Mark H. Bailey, M.Sc., P.Geo., President of the Corporation, who is a "qualified person" as defined in National Instrument 43–101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

The Company is a mining exploration and development company whose principal properties are the Dolores Property and the Northern Sonora Property (which includes the La Bolsa deposit and the El Malacate project) as well as more than a dozen other projects including the La Reserva/El Correo group of claims. All of these properties are without a known body of commercial ore. The Company's activities on these properties to date have been exploratory in nature. There is no surface plant or equipment on any of these properties.

Since November 1995, the Company has been actively working on the Dolores Property completing aerial photos and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics and drilling. Results from these efforts have led to the discovery of a major epithermal gold and silver deposit. In June 2002, the Company commenced a drilling program on the Dolores Property for the purpose of sufficiently defining the geology and mineralogy of the deposit to support a bankable feasibility study of it.

The La Bolsa mineralized system on the Northern Sonora Property was discovered and staked in 1994 by the Company's personnel and a first phase exploration drilling program was completed in 1996, producing an independent mineralized deposit estimate of up to 122,000 ounces gold equivalent (oz Au eq). Additional drilling was completed in 1998 and since then work has been suspended pending an increase in gold prices or a substantial cash influx.

Exploration continues on the El Malacate project covering a portion of the Northern Sonora Property including the completion of nine widely spaced drill holes during 2002. Work on the other northern Sonora mineral claims from 1996 through 2002 has led to the discovery of twelve additional gold–silver mineralized systems and several porphyry copper related base metal systems.

The Company also has interests in a number of secondary properties. Detailed mapping and sampling conducted over the past five years has defined anomalous gold zones on the San Antonio Property in Zacatecas, Mexico, where an initial drilling program is proposed to confirm and test the down dip extension of this gold mineralization. In addition, the Company has interests in the Gutsy/Buckskin Mountain Properties, Nevada, U.S.A., the Clear Property, Nevada, U.S.A., the Dottie Property, Nevada, U.S.A., the Oro Blanco Property, Arizona, U.S.A., which during the fourth quarter 2002 the Company determined it would write off, and the Dubuisson Property, Val d'Or, Québec. The Company's interest in the Dubuisson Property consists only of a 2% net royalty interest.

For a full description of the Company's business and its properties, please refer to the Company's AIF dated October 31, 2002, which is incorporated herein by reference.

RECENT DEVELOPMENTS

On January 15, 2003, the Company announced that effective at the opening of trading on Tuesday, January 21, 2003, the Company's common shares would be listed for trading on the American Stock Exchange ("AMEX") under the symbol "MFN". Upon the listing of the Company's common shares on AMEX the Company ceased to be quoted on the National Association of Securities Dealers ("NASD") Over-the Counter Bulletin Board. The Company continues to trade on the Toronto Stock Exchange under the symbol "MFL".

CONSOLIDATED CAPITALIZATION AND FINANCIAL INFORMATION

As of the date hereof, and prior to the issue of any Common Shares pursuant to this Offering, a total of 28,566,932 Common Shares are issued and outstanding. Since December 31, 2001, the Company has issued a total of 8,333,682 Common Shares. In April, 2002, the Company issued a total of 4,400,000 Common Shares by way of private placement at a price of $2.30 per share. All other Common Shares issued since December 31, 2001 were issued upon the exercise of options or warrants at various exercise prices.

As at January 24, 2003, the Company had outstanding, director and employee share purchase options to purchase up to 2,814,000 Common Shares at prices ranging from $1.05 to $6.45. Also outstanding at January 24, 2003, were warrants to purchase 244,410 Common Shares at an exercise price of $1.40.

USE OF PROCEEDS

The estimated net proceeds from this Offering, after deducting fees payable to the Underwriters and the estimated expenses of the Offering, will be $13,230,000. If the Underwriters' Option and the Over-Allotment Option is exercised in full, such net proceeds will be $17,116,312.

The Company intends to use approximately $5,000,000 of the net proceeds of this Offering to finance the further exploration and development of the Dolores Property, approximately $3,000,000 to finance the exploration of the Northern Sonora Property and the balance of approximately $5,230,000 to be used for general corporate and working capital purposes.

The Company's plans with respect to the allocation of net proceeds among the uses described above may change after the date of the Prospectus and the Company will retain the discretion in allocating the net proceeds of this Offering. Pending the uses described above, the Company may invest all or a portion of the net proceeds in short-term interest-bearing and other marketable securities.

DESCRIPTION OF SECURITIES BEING ISSUED

The Offering consists of 2,000,000 Common Shares at an Offering Price of $7.00 per Common Share.

All of the Common Shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities. There is no set dividend rate or dividend schedule for the Common Shares. The board of directors of the Company will decide if and when dividends should be declared and paid.

Provision as to the modification, amendment or variation of these rights are contained in the Company's articles of incorporation and the *Ontario Business Corporations Act.* Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 66.67% of the votes cast). The Company's Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

PLAN OF DISTRIBUTION

Under an agreement (the "Underwriting Agreement") dated January 24, 2003 between the Company and the Underwriters, the Company has agreed to issue and sell, and the Underwriters have agreed to purchase, on February 7, 2003 or on such other date as may be agreed, but in any event not later than ●, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 2,000,000 Common Shares at a price of $7.00 per Common Share for an aggregate purchase price of $14,000,000. The Company has granted the Underwriters an option (the "Underwriters' Option"), exercisable at any time up until 48 hours prior to the Closing Date, to purchase up to an additional 250,000 Common Shares at a price equal to the Offering Price. The Company has also granted to the Underwriters an option (the "Over-Allotment Option") to acquire up to an additional 337,500 Common Shares at the Offering Price, representing 15% of the Common Shares sold under the Offering (taking into account the exercise of the Underwriters' Option), exercisable in whole or in part for a period of up to 30 days following the closing of the Offering to cover over-allotments, if any.

This prospectus qualifies the distribution of the additional Common Shares issuable upon the exercise of both the Underwriters' Option and the Over-Allotment Option.

The Underwriting Agreement provides that the Company will pay to the Underwriters a fee equal to 5.5% of the gross proceeds in consideration for their services in connection with this Offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated on the basis of their assessment of the state of the financial markets and upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares offered hereby if any are purchased under the Underwriting Agreement.

In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

<u>Offering in the United States</u>

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state, and may not be offered or sold within the United States (as that term is defined in Regulation S under the 1933 Act); except that the Common Shares may be offered and sold only to institutional "accredited investors" that satisfy the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act ("Institutional Accredited Investors") by the Company on a private placement basis pursuant to Rule 506 of Regulation D under the 1933 Act.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell the Common Shares within the United States as part of their distribution. Provided that the Company is a foreign issuer, the Common Shares may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the 1933 Act.

In addition, for 40 days after the commencement of the Offering an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act. Certificates representing any securities which are sold in the United States will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the 1933 Act.

The Company has applied to list the Common Shares on the TSX and AMEX. Listing will be subject to the Company fulfilling all listing requirements of the TSX and AMEX

RISK FACTORS

The securities of the Company should be considered a highly speculative investment due to the nature of the Company's business. Prospective investors should carefully consider all of the information disclosed in this prospectus, including all documents incorporated by reference, and in particular the risk factors under the heading "Risk Factors" contained in the AIF incorporated herein by reference, prior to making an investment in the Company. These risks include but are not limited to the following:

- All of the Company's properties are in the exploration stage and without a known body of ore. There is no guarantee that an economically feasible ore body will be found on any of these properties. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the expansion or replacement of current reserves with new reserves.

- Operations in which the Company has an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.

- The Company, where practical, maintains insurance against risks in the operations of its business. Such insurance, however, contains exclusions and limitations on coverage. There is no assurance that such insurance will continue to be available.

- The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base metals, such as gold and silver. The price of these commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company's control. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of the Company's exploration projects, cannot be accurately predicted.

- All of the Company's development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters which can make operations expensive or prohibit them altogether.

- The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights in the properties subject to such agreements.

- There may be challenges to the title of the Company's properties which, if successful, could impair its development and/or operations.

- The Company operates in jurisdictions in which political or economic instability may affect its ability to operate. Currency fluctuations may impact the Company's profitability.

- If the Company should require additional funds for exploration and development of its properties, which is likely, it would have to seek equity and/or debt financing which may not be available.

- Certain officers and directors of the Company may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

- The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

- There are a number of outstanding securities and agreements pursuant to which Common Shares of the Company may be issued in the future. This would result in further dilution to the Company's shareholders.

- The Company operates in a competitive industry and competes with other better established companies which have greater financial resources than the Company.

These business risks, including those incorporated by reference, should be considered in the context of the Company's business which is described under "General Development of the Business" and "Narrative Description of Business" in the AIF.

If any of the foregoing events, or other risk factor events as described in the AIF and incorporated by reference herein occur, the Company's business, financial condition or results of operations could likely suffer. In that event, the market price of the securities of the Company could decline and an investor could lose all or part of their investment.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are BDO Dunwoody LLP, Chartered Accountants, 600 Park Place, 666 Burrard Street, Vancouver, B.C. V6C 2X8.

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal office in each of the cities of Vancouver, British Columbia and Toronto, Ontario.

LEGAL MATTERS

There are no pending legal proceedings to which the Company is or is likely to be a party or of which any of its subsidiaries or properties are or likely to be the subject.

Certain legal matters relating to this Offering have been and will be passed upon on behalf of the Company by Campney & Murphy and on behalf of the Underwriters by Blake Cassels & Graydon LLP. As of the date hereof, partners of Campney & Murphy and Blake, Cassels & Graydon LLP as a group, own less than 1% of the outstanding Common Shares.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Date: January 24, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

"Mark H. Bailey"   *"Jon N. Morda"*

Mark H. Bailey   Jon N. Morda

Chief Executive Officer   Chief Financial Officer

On behalf of the Board of Directors

"Paul C. MacNeill"   *"James M. Dawson"*

Paul C. MacNeill   James M. Dawson

Director   Director

CERTIFICATE OF THE UNDERWRITERS

Date: January 24, 2003

      To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

BMO Nesbitt Burns Inc.

By: *"James G. Rogers"*
    James G. Rogers

Yorkton Securities Inc.   Salman Partners Inc.

By: *"Douglas Bell"*   By: *"Alan C. Herrington"*
    Douglas Bell   Alan C. Herrington

MINEFINDERS CORPORATION LTD.

Suite 1820 • 701 West Georgia St.
Vancouver, B.C. V7Y 1C6
Tel. (604) 687-6263

Listed on the TSX symbol: MFL
Fax (604) 687-6267

Traded on AMEX symbol: MFN
website: www.minefinders.com

N E W S   R E L E A S E

January 28, 2003

Dolores Drilling Continues to Deepen Main Zone Gold and Silver Deposit

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the "Company") (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report additional, significant results from drilling on its 100% owned Dolores gold and silver property, located in northern Chihuahua State, Mexico.

Continued geologic modeling and compilation of geochemical data has resulted in increased understanding of the geologic controls and origin of mineralizing fluids that formed the Dolores gold and silver deposit. A well mineralized, near vertical phreatomagmatic breccia, containing consistent high-grade gold and silver mineralization has been defined by drilling completed in 2002. This breccia, one of the primary feeders for the Dolores deposit, outcrops at the surface and has now been traced by drilling more than 200 meters (656 feet) laterally, with true widths that range from 15 meters (49 feet) to more than 60 meters (197 feet) and to a vertical depth of 460 meters (1525 feet). Drill hole D02-186, the deepest test of this breccia to date, suggest that gold grades are increasing and the silver grade is decreasing with increased depth. Additional drilling now underway will continue to test this breccia beneath the currently known resource.

Diamond core hole D02-186, located on section 2625, in the southern portion of the Main Zone deposit, was drilled at an angle of −60 degrees to the northeast and encountered several high grade zones, beginning at 151 meters down the hole. The first intercept, on the western side on the main zone deposit averaged 5.5 g/t (0.16 oz/t) gold and 285.1 g/t (2.83 oz/t) silver over 24 meters (78.7 feet). Included in this intercept were 6 meters (19.7 feet) averaging 22.4 g/t (0.65 oz/t) gold and 952.4 g/t (27.8 oz/t) silver. A second, broader breccia zone, intersected across 66 meters (216.5 feet) beginning at 371 meters down hole, averaged 2.3 g/t (0.067 oz/t) gold and 23.9 g/t (0.7 oz/t) silver. Within this interval were several higher-grade intercepts, including: 16 meters (52.5 feet) averaging 3.76 g/t (0.11 oz/t) gold and 40.9 g/t (1.19 oz/t) silver; 4 meters (13.1 feet) averaging 3.95 g/t (0.115 oz/t) gold and 32.8 g/t (0.96 oz/t) silver; and 4 meters (13.1 feet) averaging 5.68 g/t (0.166 oz/t) gold and 37.1 g/t (1.1 oz/t) silver.

Diamond core hole D02-166, located on section 2600, approximately 25 meters to the north-west of hole D02-186, was drilled to the northeast at −70 degrees, angled to cross the mineralized deposit from west to east. D02-166 encountered multiple zones of mineralization over a wide interval, beginning down hole at 78 meters and ending at 371 meters, with the hole terminated at 417 meters in length. The more significant intercepts within this broad mineralized zone include: 12 meters (39.4 feet) from 188 to 200 meters down hole, averaging 1.13 g/t (0.033oz/t) gold and 36 g/t (1.05 oz/t) silver. The phreatic breccia was intersected across 64 meters (210 feet) from 307 to 371 meters down hole averaging 2.743 g/t (0.080 oz/t) gold and 85 g/t (2.48 oz/t) silver, including, 16 meters (52.5 feet) averaging 5.685 g/t (0.166 oz/t) gold and 150.4 g/t (4.39 oz/t) silver. Within these intervals, individual 2 meter intercepts graded up to 11.5 g/t (0.33 oz/t) gold and 379.3 g/t (11 oz/t) silver.

Drilling has recommenced, following the 2002 year-end break, and will focus primarily on step out drilling to test new targets on the Dolores property. In addition, final infill drilling and deeper drilling in selected areas to extend mineralization below the current resource model is expected to be completed in the coming month.

A revised resource model will be prepared from the results of the infill drilling program as soon as all holes and assays have been completed. This revised and upgraded resource model will provide the basis for final mine modeling and engineering studies.

All drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. and Inspectorate Labs of Reno, Nevada. Blanks and standards are inserted into the sample stream for quality control and a second sample split is maintained on site for check assay and metallurgical testing. Diamond drilling is being conducted by Major Drilling and the reverse-circulation drilling is by Dateline Drilling. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at
Tel: (604) 687-6263 or Fax: (604) 687-6267.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

UNDERWRITING AGREEMENT

Minefinders Corporation Ltd.
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6

Attention: Mr. Mark Bailey
            President and Chief Executive Officer

Dear Sirs:

           We understand that:

1.   Minefinders Corporation Ltd. (the "**Company**") desires to issue and sell Common Shares (individually, a "**Share**" and, collectively, the "**Shares**") at a price of $7.00 per Share for aggregate gross proceeds of $14,000,000.

2.   The Company is prepared (i) to prepare and file any documents and amendments to such documents necessary to qualify the Shares: for Distribution (as hereinafter defined) in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario (the "**Qualifying Provinces**"); and (ii) to offer and sell Shares to Institutional Accredited Investors (as hereinafter defined) in the United States in reliance upon the exemptions from the registration requirements available under Rule 506 of Regulation D of the 1933 Act (as hereinafter defined).

3.   BMO Nesbitt Burns Inc. ("**BMO Nesbitt Burns**"), Yorkton Securities Inc. and Salman Partners Inc. (each, an "**Underwriter**" and collectively, the "**Underwriters**") hereby severally agree to purchase from the Company in the respective percentages set forth in Section 16, upon and subject to the terms and conditions contained herein, and by its acceptance hereof, the Company agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), 2,000,000 Shares at a price per Share (the "**Price per Share**") of $7.00 for an aggregate purchase price of $14,000,000 (the "**Purchase Price**"). In consideration of the Underwriters' agreement to purchase the Shares provided for herein and in consideration of the services to be rendered by the Underwriters in connection therewith, the Company agrees to pay to the Underwriters, at the Closing Time a fee (the "**Underwriting Fee**"), equal to 5.5% of the aggregate Purchase Price for the Shares, including the Option Shares and the Over-Allotment Shares (as defined below).

4.   The Underwriters shall have an option, exercisable up to 48 hours prior to Closing, to purchase up to an additional 250,000 Shares (the "**Option Shares**") at the Purchase Price. In addition, the Underwriters shall have an option for the purposes of covering over-allotments, if any, which may be exercised in their sole discretion and without obligation at any time up to and including the date which is 30 days following the Closing, to purchase and offer for sale to the public up to an additional 337,500 Shares (the "**Over-Allotment Shares**") at the Purchase Price.

5.   The Underwriters may, to the extent permitted by Section 8(5) herein, designate persons to purchase Shares directly from the Company in the United States as substituted purchasers (the "**Substituted Purchasers**") and to the extent that Substituted Purchasers purchase at the Closing Time, the obligations of the Underwriters to do so will be reduced by the number of Shares purchased from the Company by Substituted Purchasers.

In this Agreement:

"**1933 Act**" means the United States *Securities Act of 1933*, as amended, including the Rules and Regulations;

"**1934 Act**" means the *United States Securities Exchange Act of 1934*, as amended, including the rules and regulations adopted by the SEC thereunder;

"**Affiliates**" has the meaning ascribed thereto in Rule 501(b) of Regulation D;

"**Agreement**" means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this letter;

"**Amex**" means the American Stock Exchange;

"**BCSC**" means the British Columbia Securities Commission;

"**Business Day**" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in the City of Vancouver;

"**Canadian Preliminary Prospectus**" means the short form preliminary prospectus of the Company to be dated January 24, 2003, including the documents incorporated therein by reference, relating to the Distribution of the Shares in the Qualifying Provinces;

"**Canadian Final Prospectus**" means the short form (final) prospectus of the Company, including the documents incorporated therein by reference, relating to the Distribution of the Shares in the Qualifying Provinces;

"**Canadian Securities Laws**" means all applicable securities laws in each of the Qualifying Provinces and the respective regulations made thereunder together with applicable published national and local policy statements, rules, notices, blanket orders and rulings of the securities regulatory authorities in such provinces and includes the rules, by-laws and requirements of the TSX;

"**Canadian Securities Regulators**" means the securities regulatory authorities in the Qualifying Provinces;

"**Claim**" has the meaning ascribed thereto in Section 13;

"**Closing**" means the completion of the issue and sale by the Company of the Shares and the purchase by the Underwriters of the Shares pursuant to this Agreement;

"**Closing Date**" means February 7, 2003 or such other date as the Company and the Underwriters may agree upon in writing, but in any event no later than February ●, 2003;

"**Closing Time**" means 5:45 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Company and the Underwriters may agree upon in writing;

"**Communication**" has the meaning ascribed thereto in Section 19;

"**Company**" has the meaning ascribed thereto above;

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

"**Distribution**" means "distribution" of the Shares or "distribution to the public" of the Shares as those terms are defined in Canadian Securities Laws;

"**Foreign Issuer**" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer either directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"**General Solicitation**" or "**General Advertising**" means "general solicitation or general advertising", as used under Rule 502(c) under the 1933 Act, including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"**Indemnified Party**" has the meaning ascribed thereto in Section 13;

"**Institutional Accredited Investor**" means an institutional "accredited investor" that satisfies one of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

"**Material Contracts**" mean all material agreements and instruments to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of the property or assets of the Company or any Subsidiary is subject, in each case as certified by an officer of the Company, and "**Material Contract**" means any of them;

"**MRRS**" means the mutual reliance review system procedures provided for under National Policy 43-201, Mutual Reliance Review System for Prospectuses and Annual Information Forms of the Canadian Securities Regulators;

"**misrepresentation**", "**material fact**", "**material change**", "**person**" and "**company**" have the respective meanings ascribed thereto in the Canadian Securities Laws in effect in the Province of Ontario;

"**OBCA**" means the *Business Corporations Act* (Ontario), as amended;

"**Offering Documents**" means the Canadian Preliminary Prospectus, Canadian Final Prospectus, U.S. Preliminary Offering Memorandum and U.S. Final Offering Memorandum;

"**Offering Jurisdictions**" means the United States and the Qualifying Provinces;

"**OSC**" means the Ontario Securities Commission;

"**Person**" includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body, agency, government or governmental agency, authority or entity, in each case howsoever designated or constituted;

"**POP System**" means the system established by the Canadian Securities Regulators as described in National Instrument 44-101, Short Form Prospectus Distributions relating to the ability of an issuer to file a short form prospectus;

"**Price per Share**" has the meaning ascribed thereto above;

"**Purchase Price**" has the meaning ascribed thereto above;

"**Qualifying Provinces**" has the meaning ascribed thereto above;

"**Regulation D**" means Regulation D under the 1933 Act;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Rules and Regulations**" means the rules and regulations adopted by the SEC under the 1933 Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities Laws**" means Canadian Securities Laws and U.S. Securities Laws;

"**Selling Firms**" means the Underwriters together with such other investment dealers and brokers through which the Underwriters may sell Shares under the terms of this Agreement, together with any U.S. Dealers appointed as such for purposes of this Agreement by the Underwriters who shall have the sole right to appoint U.S. Dealers;

"**Share**" and "**Shares**" have the meanings ascribed thereto above and includes, unless the context requires otherwise, the Option Shares and the Over-Allotment Shares which may be issued pursuant to the provisions of this Agreement;

"**Substituted Purchasers**" has the meaning ascribed thereto above;

"**Subsidiaries**" has the meaning ascribed thereto in the OBCA;

"**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

"**Supplementary Material**" has the meaning ascribed thereto in Section 3;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriter**" and "**Underwriters**" have the meanings ascribed thereto above;

"**Underwriting Fee**" has the meaning ascribed thereto above;

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"**U.S. Affiliate**" means BMO Nesbitt Burns Corp., Yorkton Capital or Salman Partners (USA) Inc.;

"**U.S. Dealer**" means a broker-dealer registered as such with the SEC under Section 15 of the 1934 Act and who is a member of the National Association of Securities Dealers;

"**U.S. Final Offering Memorandum**" means the offering memorandum to be delivered to U.S. Persons which includes the Canadian Final Prospectus;

"**U.S. Preliminary Offering Memorandum**" means the offering memorandum to be delivered to U.S. Persons which includes the Canadian Preliminary Prospectus;

 "**U.S.**" **Securities Laws**" means the 1933 Act, the 1934 Act and any other applicable federal or state securities legislation in the United States and the rules and regulations promulgated thereunder; and

"**U.S. Subscription Agreement**" has the meaning ascribed thereto in Section 8(5)(g).

Any reference in this Agreement to a Section or subsection number shall, unless otherwise indicated, refer to a section or subsection of this Agreement.

Terms and Conditions

1.   **Qualification of Shares**

The Company shall file the Canadian Preliminary Prospectus in each of the Qualifying Provinces at or prior to 2:00 p.m. (Vancouver time) and obtain a preliminary MRRS decision document issued by the BCSC, in its capacity as principal regulator pursuant to the MRRS, on January 24, 2003. The Company shall, as soon as possible after all regulatory deficiencies have been satisfied with respect to the Canadian Preliminary Prospectus on a basis acceptable to the Underwriters, acting reasonably, file the Canadian Final Prospectus in each of the Qualifying Provinces and obtain a final MRRS decision document issued by the BCSC, in its capacity as principal regulator pursuant to the MRRS, on January 31, 2003 (or such other date as the Company and the Underwriters may agree upon in writing) on behalf of each of the Qualifying Provinces in respect of the Canadian Final Prospectus other than any Qualifying Province which has opted out of MRRS (in which case the Company shall obtain a receipt for the Canadian Final Prospectus in any Qualifying Province which has opted out of the MRRS and shall provide the Canadian Final Prospectus in compliance with Section 4 on or before January 31, 2003 (or such other date as the Company and the Underwriters may agree upon in writing).

2. **Documents to be Delivered**

(a) **<u>Canadian Preliminary Prospectus</u>**

Concurrently with the execution and delivery of this Agreement, the Company shall deliver to each of the Underwriters:

  (i) a copy of the Canadian Preliminary Prospectus in the English language signed and certified;

  (ii) a copy of the certificates of authentication in respect of the Canadian Preliminary Prospectus signed and certified as required by the Canadian Securities Laws;

  (iii) a copy of any other document required to be filed by the Company under the laws of each of the Qualifying Provinces in compliance with the Canadian Securities Laws; and

  (iv) a copy of the U.S. Preliminary Offering Memorandum.

(b) **<u>Canadian Final Prospectus</u>**

Concurrently with the filing of the Canadian Final Prospectus, the Company shall deliver to each of the Underwriters:

  (i) a copy of the Canadian Final Prospectus in the English language signed and certified;

  (ii) a copy of the certificates of authentication in respect of the Canadian Final Prospectus signed and certified as required by the Canadian Securities Laws;

  (iii) a copy of any other document required to be filed by the Company under the laws of each of the Qualifying Provinces in compliance with the Canadian Securities Laws;

(iv)   a "long-form" comfort letter dated the date of the Canadian Final Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the Company from the auditors of the Company and based on a review completed not more than two Business Days prior to the date of the letter, with respect to the Financial Information relating to the Company in the Canadian Final Prospectus and any Supplementary Material, which letter shall be in addition to the auditors' report contained in the Canadian Final Prospectus and any auditors' comfort letter addressed to the securities regulatory authorities in the Qualifying Provinces; and

(v)   a copy of the U.S. Final Offering Memorandum.

3.   **Supplementary Material**

The Company shall deliver to the Underwriters duly signed copies of all amendments or supplements or any other supplemental documents to the Offering Documents, as the case may be, required to be prepared by the Company under Securities Laws or to the documents incorporated therein by reference (collectively, the "**Supplementary Material**") or other documents required to be filed under Section 5. The Supplementary Material shall be in form and substance satisfactory to the Underwriters. Prior to the filing of any Supplementary Material, the Company shall deliver to the Underwriters with respect to such Supplementary Material, letters similar to that referred to in Section 2(b)(iv).

4.   **Commercial Copies**

The Company shall cause commercial copies of the Offering Documents to be delivered to the Underwriters without charge in such numbers and in such cities in the Offering Jurisdictions as the Underwriters may reasonably request on oral or written instruction from BMO Nesbitt Burns (on behalf of the Underwriters) to the Company or the printer of such documents given on or about the dates the Canadian Preliminary Prospectus and the Canadian Final Prospectus are filed in each of the Qualifying Provinces. Such delivery shall be effected as soon as possible after the MRRS decision document has been issued by the BCSC in respect thereof and, in any event, not later than 9:00 a.m. (Toronto time) on January 27, 2003 in respect of the Canadian Preliminary Prospectus and the U.S. Preliminary Offering Memorandum and not later than 9:00 a.m. on the day following filing and issuance of a receipt for the Canadian Final Prospectus in respect of the Canadian Final Prospectus and the U.S. Final Offering Memorandum. The Company shall similarly cause to be delivered commercial copies of the Supplementary Material required to be delivered or the documents incorporated by reference in the Offering Documents, on request or otherwise, to the Underwriters. The commercial copies of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material shall be identical in content to the electronically transmitted versions thereof filed with Canadian securities regulatory authorities pursuant to the System for Electronic Document Analysis and Retrieval.

5.   **Material Changes**

(1)   Commencing on the date hereof and until the completion of the Distribution, the Company shall promptly notify the Underwriters in writing of:

> (i)   any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Company and any of its Subsidiaries, that would be material to the Company and its Subsidiaries (considered as a whole);
>
> (ii)   any material fact that has arisen or has been discovered which would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be; and
>
> (iii)   any change in any material fact in any of the Offering Documents or Supplementary Material, or the existence of any new material fact,

which change or new material fact is, or may be, of such a nature as:

> (iv)   to render any of the Offering Documents or any Supplementary Material, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation (as defined by Securities Laws);
>
> (v)   would result in any of the Offering Documents or any Supplementary Material, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with any Securities Laws;
>
> (vi)   would reasonably be expected to have a material effect on the market price or value of the Shares; or
>
> (vii)   would be material to a prospective purchaser of the Shares.

(2)   The Company shall promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under Securities Laws arising as a result of such fact or change; provided that the Company shall not file any Supplementary Material or other document without first consulting with the Underwriters as to the form and content thereof. The Company shall, in good faith, discuss with the Underwriters any fact or change (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is any doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 5.

(3)   If during the period of Distribution of the Shares in Canada or the offering of the Shares in the United States and in such other jurisdictions mutually agreed to between the Company and

the Underwriters, there is any change in any applicable Securities Laws which results in a requirement to file Supplementary Material, the Company shall, to the reasonable satisfaction of the Underwriters' counsel in the applicable jurisdictions, make any such filing required to be made by it as soon as practicable.

6.   **Representations and Warranties of the Company**

The Company represents and warrants to the Underwriters that:

(a)   the Company is a company duly constituted, organized and validly existing under the laws of Ontario;

(b)   the Company is (i) a "reporting issuer" (or equivalent thereof) not in default of any requirement under Canadian Securities Laws in each of the Qualifying Provinces, and (ii) has timely filed all documents required to be filed by it under U.S. Securities Laws;

(c)   each of the Subsidiaries of the Company is duly constituted and validly existing under the laws of its jurisdiction of incorporation and is registered under the laws of all jurisdictions in which such registration is necessary in order to carry on its business;

(d)   the Company and each of its Subsidiaries has the requisite corporate power, authority and capacity to own, lease and to operate its property and assets, including licences or other similar rights, and to carry on the business customarily carried on by it;

(e)   the authorized capital of the Company consists of an unlimited number of Common Shares of which, as at the date hereof, 28,566,932 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company. No Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued shares, securities or warrants of the Company except as otherwise described in the Offering Documents;

(f)   no person holds any pre-emptive or similar rights relating to the purchase of the Securities;

(g)   except as disclosed in the Offering Documents, there is no action, proceeding or investigation pending or threatened against the Company or any of its Subsidiaries before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which is reasonably expected to result in any material change in the business or in the condition (financial or otherwise) of the Company or any of its Subsidiaries, or their properties or assets (taken as a whole), or which questions the validity of any action taken or to be taken by the Company pursuant to or in connection with this Agreement or as contemplated by the Offering Documents, or which questions in any aspect material to its business, the authority of any party or of any authority or jurisdiction which has purported to grant the same, to grant licences or other similar interests referred to in the Offering Documents;

(h) to the knowledge of the Company, no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use of any of the Offering Documents, or any Supplementary Material or preventing the Distribution of the Shares in any Qualifying Province or the sale of the Shares in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters, nor instituted proceedings for that purpose and, to the knowledge of the Company, no such proceedings are pending or contemplated;

(i) except as disclosed in the Offering Documents, to the knowledge of the Company, the Company is not a "related issuer" or "connected issuer" (as such terms are defined in National Instrument 33-105, Underwriting Conflicts) of any Underwriter;

(j) this Agreement has been duly executed and delivered by the Company and has been duly authorized by the Company, and this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms except as enforcement of any of such agreements may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and to the fact that the enforceability of the indemnities provided herein may be limited by public policy;

(k) the allotment and issue of the Shares has been duly authorized and, upon issue, the Shares will be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

(l) the Company is not (i) in breach or violation in any material respect of any of the terms or provisions of, or in default in any material respect under, any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets are subject; or (ii) in violation in any material respect of the provisions of its articles, by-laws or resolutions or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its property or assets;

(m) the execution and delivery of this Agreement, the issue and sale of the Shares pursuant to this Agreement, the performance and consummation of the transactions contemplated in this Agreement, and the compliance by the Company with the terms of this Agreement, do not and will not conflict with, or result in a breach or violation of, or constitute a default under (whether after notice or lapse of time, or both), any of the terms or provisions of any note, indenture, mortgage, deed of trust, loan agreement, lease or other material agreement (written or oral), instrument or other document to which the Company is a party, or by which it is bound, or to which any of its property or assets are subject, nor will such action conflict with or result in any violation of the provisions of the articles, by-laws or resolutions of the Company or its directors or shareholders or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its property or assets;

(n) other than as may be required under Canadian Securities Laws or under United States state securities or "blue sky" laws (which consents or approvals the Company has applied for or has obtained) no consent, approval, authorization, order, registration or qualification of, or with, any court or governmental agency or body is required for the issue and sale of the Shares as contemplated by this Agreement in the Qualifying Provinces, the performance and consummation by the Company of the transactions contemplated in this Agreement and the compliance by the Company with the terms of this Agreement;

(o) the Company is eligible to distribute securities pursuant to the POP System in each of the Qualifying Provinces;

(p) (i) at the respective times of filing and at all times subsequent to the filing thereof during the Distribution, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material will comply with the requirements of Canadian Securities Laws, and the Canadian Preliminary Prospectus and the Canadian Final Prospectus will provide full, true and plain disclosure of all material facts relating to the Company and to the Shares as required by Canadian Securities Laws and the Canadian Preliminary Prospectus and the Canadian Final Prospectus will not contain any misrepresentation (provided that the foregoing representation and warranty of the Company shall not apply, in each case, to the facts or information relating solely to the Underwriters or which have been provided by the Underwriters or which are modified or superseded by facts or information contained in the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any Supplementary Material); and (ii) at the respective times of delivery and at all times subsequent to the delivery thereof until completion of the initial sale of the Shares in the United States, the U.S. Preliminary Offering Memorandum, the U.S. Final Offering Memorandum and any amendment or supplement thereto will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(q) delivery by the Company to the Underwriters of commercial copies of the Offering Documents and any Supplementary Material shall constitute the consent of the Company to use each of such documents in connection with the Distribution of the Shares in the Qualifying Provinces and the sale of the Shares in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters, subject to the provisions of all relevant Securities Laws;

(r) the financial statements included in the Offering Documents or incorporated by reference therein present fairly in all material respects the consolidated financial position of the Company as at the dates indicated and, except as otherwise stated in such documents, such financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis;

(s) except as referred to in the Offering Documents or any Supplementary Material, since September 30, 2002 (i) there has not been any material change or a change in material fact (actual, threatened or contemplated) in the business, affairs, operations, business prospects, assets, liabilities or obligations, contingent or otherwise, or capital of the Company or its Subsidiaries, and (ii) there has been no transaction entered into by the Company other than those in the ordinary course of business, which is material to the Company;

(t) the Company has not filed any confidential material change reports since September 30, 2002;

(u) the Company is not and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Offering Documents, will not be an "investment company" as defined in the United States Investment Company Act of 1940, as amended;

(v) to the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any securities of the Company or any of the Subsidiaries;

(w) none of the Company, any of its Affiliates, or any person acting on its or their behalf (i) has engaged in or will engage in any form of General Solicitation or General Advertising in connection with any offer or sale of the Shares in the United States or (ii) has engaged or will engage in any Directed Selling Efforts with respect to the Shares being offered and sold pursuant to the Distribution;

(x) except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from registration available under Rule 506 of Regulation D, neither the Company nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Shares to a person in the United States; or (B) any sale of Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Company, its Affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States;

(y) during the period in which the Shares are offered for sale, neither the Company nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has taken or will take any action in violation of Regulation M under the 1934 Act or that would cause the exemptions afforded by Rule 506 of Regulation D to be unavailable for offers and sales of Shares in the United States in accordance with this Agreement, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Shares outside the United States in accordance with this Agreement;

(z)   neither the Company nor any of its Affiliates has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the 1933 Act), that is or will be integrated with the sale of the Shares in a manner that would require registration of the Shares under the 1933 Act;

(aa)   assuming the accuracy of the representations and warranties of the Underwriters contained in Section 8(5) and their compliance with their agreements set forth therein and the accuracy of the representations and warranties of each U.S. purchaser of the Shares in such purchaser's U.S. Subscription Agreement, it is not necessary, in connection with the issuance and sale of the Shares in the manner contemplated by this Agreement and the U.S. Final Offering Memorandum, to register the Shares under the 1933 Act;

(bb)   the Company is a Foreign Issuer with no Substantial U.S. Market Interest in the Shares; and

(cc)   neither the Company nor any of its predecessors or Affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction, temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

7.   **Covenants of the Company**

The Company covenants to the Underwriters that:

(a)   prior to the filing of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, and any Supplementary Material, or the distribution of the U.S. Preliminary Offering Memorandum and the U.S. Final Offering Memorandum, the Company shall permit the Underwriters and their counsel to participate fully in the preparation of such documents and allow the Underwriters and their counsel to conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations under Securities Laws and in order to enable the Underwriters to execute responsibly any certificate required to be executed by the Underwriters in connection with the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any Supplementary Material;

(b)   the Company shall use its best efforts to ensure that the Shares will be listed and posted for trading on the TSX from and after the Closing Date and that the Shares will be listed on Amex from and after the Closing Date;

(c)   the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(d)   the Company shall, prior to the completion of the Distribution of the Shares in the Qualifying Provinces and the completion of the sale of the Shares in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters, take or use its best efforts to cause to be taken all steps and proceedings that may be required under Securities Laws to qualify the Shares for Distribution in the Qualifying Provinces and for sale in the United States, including state securities or Blue Sky laws, and in such other jurisdictions mutually agreed to between the Company and the Underwriters through registrants registered under applicable laws who have complied with the relevant provisions of applicable Securities Laws;

(e)   prior to the completion of the Distribution of the Shares in the Qualifying Provinces and the sale of the Shares in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters, the Offering Documents and the Supplementary Material will comply with the requirements of Securities Laws, will provide full, true and plain disclosure of all material facts relating to the Company and to the Shares as required by Securities Laws and will not contain any misrepresentation (provided that the foregoing covenant of the Company shall not apply to facts or information relating solely to the Underwriters or which have been provided by the Underwriters or which are modified by or superseded by facts or information contained in the Offering Documents or any Supplementary Material);

(f)   if at any time prior to the completion of the sale of the Shares by the Under-writers, any event occurs as a result of which the U.S. Final Offering Memorandum, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the U.S. Final Offering Memorandum to comply with applicable law, the Company promptly (i) will notify the Underwriters of any such event; (ii) subject to the requirements of paragraph (a) of this Section 7, will prepare an amendment or supplement that will correct such statement or omission or effect such compliance; and (iii) will supply any supplemented or amended U.S. Final Offering Memorandum to the several Underwriters and counsel for the Underwriters without charge in such quantities as they may reasonably request;

(g)   none of the Company, any of its Affiliates, or any person acting on its or their behalf will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under circumstances that would require the registration of the Shares under the 1933 Act;

(h)   none of the Company, any of its Affiliates, or any person acting on its or their behalf will engage in any form of General Solicitation or General Advertising in connection with any offer or sale of the Shares in the United States; and

(i)   none of the Company, any of its Affiliates, or any person acting on its or their behalf will engage in any Directed Selling Efforts with respect to the Shares being offered and sold pursuant to the Distribution.

8.   **Distribution of Shares**

(1)   The Underwriters shall offer the Shares for sale to the public in the Qualifying Provinces and in the United States through the U.S. Affiliate in accordance with Section 8(5) and in such other jurisdictions mutually agreed to between the Company and the Underwriters, directly and through Selling Firms, only as permitted by applicable Securities Laws and only at a price not exceeding the Price per Share. All offers of Shares in the United States will be made through the U.S. Affiliate and all sales of the Shares in the United States be made pursuant to Rule 506 of Regulation D, by the Company to Substituted Purchasers designated by the U.S. Affiliate. The Underwriters will not solicit offers to purchase or sell the Shares so as to require registration thereof or the filing of a prospectus, registration statement or other similar document with respect thereto under the laws of any jurisdiction (other than the Qualifying Provinces) and will require each Selling Firm to agree with the Underwriters not to so solicit or sell. The Underwriters shall be entitled to assume that the Shares are qualified for Distribution in each Qualifying Province where a receipt or similar document for the Canadian Final Prospectus shall have been obtained from the applicable securities regulatory authority (including a decision document for the Canadian Final Prospectus issued under the MRRS) following the filing of the Canadian Final Prospectus unless otherwise notified in writing, and that the Shares may be offered for sale to Substituted Purchasers in the United States through the U.S. Affiliate in accordance with Section 8(5).

(2)   The Underwriters shall:

(a)   use their respective commercially reasonable efforts to complete, and to cause each Selling Firm to complete, the Distribution of the Shares in the Qualifying Provinces and the offer of Shares by the U.S. Affiliate to Substituted Purchasers in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters in accordance with the terms of this Agreement as promptly as possible and, in any event, within 60 days after filing of the Canadian Final Prospectus and BMO Nesbitt Burns shall notify the Company as promptly as reasonably practicable after the Closing Date when, in the opinion of the Underwriters, such Distribution and sale have ceased;

(b)   promptly notify the Company of sales in each Qualifying Province and other jurisdictions permitted by applicable Securities Laws and this Agreement and provide a breakdown of the total proceeds realized in each of the Qualifying Provinces;

(c)   conduct (and shall require each Selling Firm to agree with such Underwriters, for the benefit of the Company, so to conduct) its activities in connection with the Distribution in Canada and the offer of Shares by the U.S. Affiliate to Substituted Purchasers in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters in compliance with Securities Laws and all applicable laws of other jurisdictions in which Shares are offered or sold and in accordance with the terms and conditions of this Agreement; and

(d)   while acting in the capacity as Underwriter during the period of Distribution (and, for greater certainty, not in any other capacity), not make any representations or warranties with respect to the Company or the Shares other than as set forth in the Offering Documents, any Supplementary Material or this Agreement.

(3)   Notwithstanding the foregoing provisions of Section 8, an Underwriter will not be liable to the Company under Section 8 with respect to a default under Section 8 by another Underwriter or another Underwriter's U.S. Affiliate, as the case may be.

(4)   Each of the Underwriters represents and warrants:

(a)   that it has the requisite registrations or licences under applicable Securities Laws to distribute the Shares being distributed by it in each of the Qualifying Jurisdictions where it is distributing the Shares; and

(b)   except as disclosed in the Offering Documents, that, to its knowledge, the Company is not a "related issuer" or "connected issuer" (as such terms are defined in National Instrument 33-105, Underwriting Conflicts) of any of the Underwriters.

(5)   Each Underwriter, severally and not jointly, represents and warrants to and agrees with the Company that:

(a)   except as otherwise permitted in subsections (b) through (j) of this Section 8(5), neither the Underwriter nor any of its affiliates nor any persons acting on its behalf, has made or will make: (i) any offer to sell or any solicitation of an offer to buy, any Shares to any person in the United States, (ii) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on its behalf either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect of the Shares;

(b)   all offers of Shares in the United States have been and will be made through the U.S. Affiliate to Substituted Purchasers who are Institutional Accredited Investors and who will purchase the Shares directly from the Company in compliance with Rule 506 of Regulation D, in each case in the manner contemplated in this Agreement;

(c)   neither it nor any person acting on its behalf has made or will make offers or sales of the Shares in the United States by means of any form of General Solicitation or General Advertising;

(d)   it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its affiliates, any selling group members or with the prior written consent of the Company. It shall require each selling group member to agree in writing, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Agreement as apply to such Underwriter as if such provisions applied to such selling group member;

(e)   any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States has been or will be made in accordance with any applicable U.S. federal or state laws or regulations governing the registration or conduct of securities brokers or dealers;

(f)   it will deliver to each purchaser of the Shares in the United States, prior to the time of purchase, a copy of the U.S. Final Offering Memorandum, as amended and supplemented at the date of such delivery;

(g)   prior to the consummation of any sale of Shares to any Institutional Accredited Investor, the Underwriter shall have received from such Institutional Accredited Investor an executed U.S. Subscription Agreement in substantially the form attached to the U.S. Final Offering Memorandum (a "**U.S. Subscription Agreement**");

(h)   at least one business day prior to the time of delivery, the Company and its transfer agent will be provided with a list of the states in which purchasers of the Shares in the United States are resident;

(i)   at closing, each Underwriter, together with their respective U.S. Affiliate, will provide a certificate, substantially in the form of Appendix I, relating to the manner of the offer and sale of the Shares in the United States or a written confirmation that it did not sell any Shares in the United States or arrange for any Substituted Purchasers in the United States; and

(j)   neither the Underwriter, its affiliates or any person acting on its behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Shares.

9.   **Closing**

The Closing shall occur at the Closing Time at the offices of Campney & Murphy, 2100 – 1111 West Georgia Street, Vancouver, British Columbia, or such other place as the Company and the Underwriters may agree in writing.

At the Closing Time, one or more certificates in definitive form for the Shares registered in the name of BMO Nesbitt Burns or its nominee, shall be delivered to BMO Nesbitt Burns on behalf of the Underwriters, or, in the case of Shares being offered in the United States, the Substituted Purchaser designated by the U.S. Affiliate, against delivery of payment by BMO Nesbitt Burns on behalf of the Underwriters of the Purchase Price, by certified cheque, bank draft or wire transfer payable to the order of the Company in Canadian funds payable at par in the City of Vancouver less the amount of the Underwriting Fee.

10.   **Exchange of Certificates**

The Company shall, prior to the Closing Time, make all necessary arrangements for the exchange on the date of delivery of the certificates issued in the name of BMO Nesbitt Burns at the principal offices of CIBC Mellon Trust Company in the City of Vancouver for certificates representing the Shares registered in such names as shall be designated in writing by the Underwriters not less than 24 hours prior to the Closing Time. The Company shall pay all fees and expenses payable to CIBC Mellon Trust Company in connection with the preparation, delivery, certification and exchange of such certificates and the fees and expenses payable to CIBC Mellon Trust Company in connection with the initial or additional transfers as may be required in the course of the Distribution or sale of the Shares.

11.   **Closing Conditions**

The Underwriters' obligation to purchase the Shares at the Closing shall be subject to the following conditions being fulfilled at or prior to the Closing, which conditions may be waived in writing in whole or in part by the Underwriters:

(a)   no cease trade or similar order suspending the Distribution of the Shares in Canada or the sale of the Shares in the United States or any order directed to any document incorporated by reference in the Offering Documents shall have been issued and remain in effect and no proceeding for that purpose shall be pending or, to the knowledge of the Company or the Underwriters, threatened by Canadian Securities Regulator;

(b)   the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters and counsel to the Underwriters from counsel to the Company, Campney & Murphy regarding the following matters and such other matters as the Underwriters and their counsel may reasonably request:

(i)   that the Company was incorporated under the laws of Ontario and has not been dissolved and the Company has all requisite corporate power to conduct its business as described in the Canadian Final Prospectus and to enter into and carry out its obligations under this Agreement and to issue the Shares;

(ii)   that, subject to reasonable assumptions and qualifications, the execution and delivery of this Agreement, the fulfilment of the terms hereof, the issue, sale and delivery on the Closing Date of the Shares, by the

Company do not and will not contravene any laws of the Province of Ontario or of Canada applicable therein and do not and will not conflict with or result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time, or both, will result in a breach of any of the terms, conditions or provisions of the constating documents, by-laws or resolutions of the directors or shareholders of the Company;

(iii)   that all requisite corporate action has been taken by and on behalf of the Company to authorize the creation, issuance and sale of the Shares;

(iv)   that the authorized capital of the Company consists of an unlimited number of Common Shares of which 28,566,932 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company as of the Closing Date;

(v)   that the Company has all requisite corporate power and authority under the laws of the Province of Ontario and all other jurisdictions in Canada where it carries on its business or owns any property to, and is qualified to, carry on its business as presently carried on and to carry out the transactions contemplated by the Canadian Final Prospectus and any Supplementary Material;

(vi)   that all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Offering Documents and, if applicable, any Supplementary Material and the filing of such Canadian documents under the Canadian Securities Laws in each of the Qualifying Provinces;

(vii)   that the Company is a "reporting issuer" not in default within the meaning of the Securities Act (Ontario) and has the equivalent or similar status in each of the other Qualifying Provinces;

(viii)   that the Shares have been duly authorized and validly issued by the Company and are outstanding as fully paid and non-assessable shares in the capital of the Company;

(ix)   that the attributes of the Shares are consistent in all material respects with the descriptions in the Canadian Final Prospectus;

(x)   that this Agreement has been duly authorized and executed by the Company and constitutes a legal, valid and binding obligation of the Company and is enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought; provided that such counsel may express no opinion as to the enforceability of the indemnity provisions of Section 13 and the contribution provisions of Section 14;

(xi)   that the Shares are qualified investments under the Income Tax Act (Canada) and the Regulations thereunder for trusts governed by registered retirement savings plans, registered income funds, deferred profit sharing plans and registered educational savings plans;

(xii)   that the form and terms of the certificates representing the Shares meet all legal requirements under the OBCA and the rules of the TSX and have been duly approved by the Company;

(xiii)   that CIBC Mellon Trust Company at its office in Vancouver has been duly appointed as the transfer agent and registrar for the Shares;

(xiv)   that no consent, approval, authorization or order, or filing with any court or public, governmental or regulatory agency or body is required for the execution, delivery and performance by the Company of this Agreement or for the consummation by the Company of the offering contemplated hereby except as have been made or obtained under the Canadian Securities Laws;

(xv)   that all documents have been filed and all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the appropriate regulatory authorities under the Canadian Securities Laws have been obtained by the Company to qualify the Securities for Distribution in each of the Qualifying Provinces through investment dealers or brokers registered under the applicable laws of the Qualifying Provinces who have complied with such applicable laws;

(xvi)   that the execution and delivery by the Company of the Underwriting Agreement and the consummation by the Company of the transactions contemplated thereby, including the issuance and sale of the Shares will not constitute a violation of, or a breach or default under, the terms of any Material Contract; and

(xvii)   that the Shares have been conditionally approved for listing by the TSX on or before the Closing Date and that the Shares have been conditionally approved for listing by Amex on or before the Closing Date.

In giving the opinions contemplated above, counsel may rely upon opinions of local counsel acceptable to it as to matters governed by the laws of Provinces other than British Columbia or Canada and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company's officers and certificates issued by securities commissions, other governmental agencies and the Company's registrar and transfer agent, and such opinions may be subject to usual qualifications and assumptions;

(c)   the Underwriters shall have received at the Closing Time a favourable legal opinion, in form and substance satisfactory to the Underwriters and counsel to the Underwriters, dated the Closing Date from United States special counsel to the

Company and addressed to the Underwriters and their counsel to the effect that the Shares offered and sold in the United States in compliance with this Agreement are not required to be registered under the 1933 Act;

(d)   the Underwriter shall have received at the Closing Time a legal opinion dated the Closing Date in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters and their counsel from Mexican counsel to the Company regarding the following matters and such other matters and the Underwriters and their counsel may reasonably request:

(i)   that the Mexican Subsidiaries are duly incorporated under applicable laws, have not been dissolved and have all requisite corporate power to conduct their respective businesses as described in the Canadian Final Prospectus;

(ii)   that the execution and delivery of this Agreement, the fulfilment of the terms hereof, the issue, sale and delivery on the Closing Date of the Shares by the Company do not contravene any laws applicable to the Mexican Subsidiaries and will not conflict with or result in a breach or create a state of facts which results in a breach of any terms, conditions or provisions of any of the Mexican Subsidiaries' constating documents, by-laws or resolutions or agreements applicable to them;

(iii)   that the Company owns all of the issued and outstanding share capital of each of the Mexican Subsidiaries;

(iv)   that the Mexican Subsidiaries have all requisite corporate power and authority under applicable laws to carry on their respective businesses and to own their property;

(v)   that each of the Mexican Subsidiaries has all necessary permits and licenses to carry on their respective businesses; and

(vi)   that each of the Mexican Subsidiaries owns the assets described in the Canadian Final Prospectus as being owned by it and that there is no misrepresentation in the Canadian Final Prospectus relating to the Subsidiaries' assets and operations in Mexico.

(e)   the Underwriters shall have received at the Closing Time a comfort letter dated the Closing Date from the auditors of the Company addressed to the Underwriters, in form and substance satisfactory to the Underwriters, similar to the comfort letters to be delivered to the Underwriters pursuant to Section 2(b)(iv) with such changes as may be necessary to bring the information therein forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters, acting reasonably;

(f)   the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by appropriate officers of the Company, addressed to the Underwriters and their counsel, with respect to the articles and by-laws of the Company, all resolutions of the board of directors and other corporate action relating to this Agreement and to the creation, allotment, issue and sale of the Shares, the incumbency and specimen signatures of signing officers and with respect to such additional matters as the Underwriters may reasonably request;

(g)   the Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed on behalf of the Company by the President and Chief Executive Officer and the Chief Financial Officer of the Company or other officers of the Company acceptable to the Underwriters, certifying for and on behalf of the Company and not in their personal capacities after having made due enquiry and after having carefully examined the Canadian Final Prospectus and any Supplementary Material, that:

(i)   since the respective dates as of which information is given in the Prospectuses as amended by any Supplementary Material that (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and its Subsidiaries, and (B) no transaction has been entered into by the Company that is material to the Company other than as disclosed in the Canadian Final Prospectus or the Supplementary Material, as the case may be;

(ii)   no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Shares or any other securities of the Company has been issued by any regulatory authority or stock exchange and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Securities Laws or by any other regulatory authority or stock exchange;

(iii)   the Company has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time;

(iv)   the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(v)   there are no undisclosed contingent liabilities affecting the Company, any of its Subsidiaries which are material to the Company;

(h)   the Shares shall be listed for trading on the TSX at the opening of trading on the Closing Date and the Shares shall be listed for trading on Amex on the Closing Date;

(i)   the representations and warranties of the Company in Section 6 shall be true and correct as at the Closing Time; and

(j)   the Company shall have complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time.

12. **Termination**

(1)   Litigation

If prior to the Closing Time any inquiry, action, suit, investigation or other proceeding whether formal or informal is announced, instituted or threatened or any order is issued or made by any federal, provincial, state or other governmental department, commission, board, bureau, agency or other instrumentality in Canada, the United States or elsewhere, including, without limitation, the TSX, Amex or any securities commission or other regulatory authority having jurisdiction over a material portion of the business or affairs of the Company or any of its Subsidiaries (other than an enquiry, action, suit, investigation or proceeding or order based solely upon the activities or alleged activities of the Underwriters or the Selling Firms) in relation to the Company or its directors or officers, which, in the sole opinion of an Underwriter acting reasonably, operates to prevent or restrict the Distribution or trading of the Shares, the Underwriter shall be entitled, at its sole option, in accordance with Section 12(5), to terminate its obligations under this Agreement by notice to that effect given to the Company at or any time prior to the Closing Time.

(2)   Disaster Out Clause

If prior to the Closing Time, there should develop, occur, be commenced or come into effect any occurrence of national or international consequence or any action, governmental law or regulation, inquiry or other occurrence, whether in any financial market or otherwise, of any nature whatsoever which, in the sole opinion of an Underwriter acting reasonably, materially and adversely affects or may materially and adversely affect the financial markets or the business of the Company, any of the Underwriters shall be entitled, at its sole option, in accordance with Section 12(5), to terminate its obligations under this Agreement by notice to that effect given to the Company at or any time prior to the Closing Time.

(3)   Material Change

If prior to the Closing Time there should occur or be announced by the Company any material change or a change in any material fact such as is contemplated by Section 5 or a material change in the representations, warranties or covenants of the Company, which results or, in the sole opinion of an Underwriter acting reasonably, might be expected to result, in the purchasers of a material number of Shares exercising their right under applicable legislation to withdraw from their purchase of Shares or might be expected to have a material adverse effect on the market price or value of the Shares, the Underwriter shall be entitled, at its sole option, in accordance with Section 12(5), to terminate its obligations under this Agreement by notice to that effect given to the Company at or any time prior to the Closing Time provided that such right shall not be exercisable after the Closing Time.

(4)   Non-Compliance With Conditions

The Company agrees that all terms and conditions in Section 11 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by it to comply with any such conditions shall entitle the Underwriters to terminate their obligations to purchase the Shares by notice to that effect given to the Company at or any time prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(5)   Exercise of Termination Rights

The rights of termination contained in Sections 12(1), (2), (3) and (4) may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by an Underwriter, there shall be no further liability on the part of that Underwriter to the Company or on the part of the Company to that Underwriter except in respect of any liability which may have arisen prior to or arise after such termination under any of Sections 13, 14 and 15. A notice of termination given by an Underwriter under any of Sections 12(1), (2), (3) and (4) shall not be binding upon the other Underwriters.

13.   **Indemnity**

(1)   Indemnity Provided by the Company

The Company agrees to indemnify and hold harmless each of the Underwriters, each of their Subsidiaries and each of their respective directors, officers, employees, partners, affiliates, agents, each other person, if any, controlling an Underwriter or any of its Subsidiaries and each shareholder of an Underwriter (collectively, the "**Indemnified Parties**" and individually, an "**Indemnified Party**") from and against all liabilities, claims (including shareholder actions, derivative or otherwise), actions, losses (other than losses of profit in connection with the Distribution of the Shares), costs, damages and expenses, joint or several, including the aggregate amount paid in reasonable settlement of any action, suit, proceeding, investigation or claim and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "**Claims**" and individually, a "**Claim**") to which any Indemnified Party may become subject or otherwise involved in any capacity in so far as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, or as a consequence of:

(i)   any information or statement (except any statement provided by or relating solely to the Underwriters) contained in any of the Offering Documents or any Supplementary Material or in any amendment or supplement thereto or in any certificate of the Company delivered pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii)   any untrue statement or alleged untrue statement of a material fact contained in any of the Offering Documents or any Supplementary Material or in any amendment or supplement thereto or any omission or alleged omission to state in any of the Offering Documents or any amendment or supplement thereto or any certificate of the Company delivered pursuant to this Agreement any fact (except facts provided by or relating solely to the Underwriters), required to be stated in such document or necessary to make any statement in such document not misleading in the light of the circumstances under which it was made;

(iii)   any order made or inquiry, investigation or proceeding commenced or threatened by any securities commission, stock exchange or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission provided by or relating solely to the Underwriters) in any of the Offering documents or any Supplementary Material or based upon any failure to comply with the Securities Laws (other than any failure or alleged failure to comply by the Underwriters or by any Selling Firm), preventing or restricting the trading in or the sale or distribution of the Shares in any of the Qualifying Provinces or the sale of the Shares in the United States; or

(iv)   the non-compliance or alleged non-compliance by the Company with any of the Securities Laws.

(2)   Notification of Claims

If any Claim is asserted against any Indemnified Party, the Indemnified Party will notify the Company in writing as soon as possible of the nature of such Claim and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement of any such Claim may be made by the Company or an Indemnified Party without the prior written consent of the other parties, such consent not to be unreasonably withheld, unless the settlement is made by the Company and such settlement (i) includes a release of each Indemnified Party from any liabilities arising out of such

Claim; and (ii) does not contain any statement as to an admission of guilt, culpability or a failure to act by or on behalf of any Indemnified Party.

(3)   Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Company to constitute the Underwriters as trustees for such Indemnified Party of the rights and benefits of this paragraph and the Underwriters agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

(4)   Retaining Counsel

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf if (i) the Company does not promptly assume the defence of the Claim; (ii) the Company and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party on the one hand and the Company on the other hand, and in the opinion of counsel to the Indemnified Party, the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them or additional defences are available to an Indemnified Party, in each of which cases the Company shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party.

(5)   Each Underwriter agrees to indemnify and hold harmless the Company against any Claim to which the Company may be subject, insofar as such Claims (or actions in respect thereof) arise out of or are based upon or caused by any untrue statement of any material fact contained in any of the Offering Documents or any Supplementary Material or arise out of or are based upon the omission to state therein any material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission was made in reliance on and in conformity with information relating solely to such Underwriter provided by such Underwriter, and will reimburse the Company for any additional reasonable, legal or other expenses incurred by the Company as a result thereof. In the event that any claim for indemnity shall arise under this Section 13(5), the provisions of Section 13(2) shall apply with all necessary modifications (with references therein to the Indemnified Party being construed as references to the Company and each of its directors, officers, employees, affiliates and agents and references to the Company being, construed as references to the Underwriters).

14. **Contribution**

(1)   To provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 13 would otherwise be available in accordance with its terms but is, for any reason, unavailable to or unenforceable by the Underwriters or insufficient to hold any Indemnified Party harmless, the Company shall contribute to all Claims suffered or incurred by any Indemnified Party in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and any Indemnified Party on the other hand but also

the relative fault of the Company or any Indemnified Party as well as any relevant equitable considerations. The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, enquiry, investigation or proceeding referred to in Section 13(1) which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Company or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, enquiry, investigation or proceeding referred to in Section 13(1). The Company shall in any event be liable to contribute to the amount paid or payable by an Indemnified Party as a result of a Claim any amounts in excess of the aggregate of the amount of the aggregate fee actually received by the Indemnified Party. However, no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

(2)   Right of Contribution in Addition to Other Rights

The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(3)   Calculation of Contribution

If the Company is held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the amount of such contribution shall be limited to an amount not exceeding the lesser of:

> (i)   the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in Section 14(1); and
>
> (ii)   the amount of the aggregate fee actually received by the Underwriters from the Company under this Agreement.

(4)   Right of Contribution in Favour of Others

With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Company to constitute the Underwriters as trustees for such Indemnified Party of the rights and benefits of this paragraph and the Underwriters agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

15.   **Expenses of the Offering**

Whether or not the transactions herein contemplated shall be completed, except as hereinafter specifically provided, all expenses of or incidental to the authorization, allotment and issue of the Shares and all expenses of or incidental to all other matters in connection with such transactions including, without limitation, listing fees, expenses payable in connection with the qualification of the Shares for sale to the public, the fees and expenses of counsel for the Company, all fees and expenses of local counsel, including United States counsel, all fees and expenses of the

Company's auditors, all costs relating to information meetings and all costs incurred in connection with the preparation and printing of the Offering Documents, Supplementary Material and share certificates representing the Shares shall be borne by and be for the account of the Company. The fees and disbursements of the Underwriters' legal counsel and any out of pocket expenses of the Underwriters incidental to the offering of the Shares shall be borne by the Underwriters; provided that if this offering of Shares is terminated by the Underwriters as a result of a breach of this Agreement by the Company, the Company agrees to assume and pay the fees and disbursements of Underwriters' counsel and the out-of-pocket expenses of the Underwriters incidental to the offering of the Shares, including the Underwriters' reasonable travel expenses in connection with due diligence and marketing meetings to a maximum of $50,000.

16.   **Underwriting Percentages**

(1)   The obligation of the Underwriters to purchase the Shares at the Closing Time shall be several and shall be limited to the percentages of the aggregate number of Shares set forth opposite the name of the Underwriters below:

BMO Nesbitt Burns Inc.	50%
Yorkton Securities Inc.	35%
Salman Partners Inc.	15%
	100%

(2)   In the event that any Underwriter shall fail to purchase its applicable percentage of the Shares at the Closing Time, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Shares which would otherwise have been purchased by that one of the Underwriters which is in default. In the event that such right is not exercised, the Underwriters which are not in default shall be relieved of all obligations to the Company and there shall be no further liability on the part of such Underwriters to the Company. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Shares or relieve from liability to the Company any Underwriter which shall be so in default. In the event of a termination by the Company of its obligations under this Agreement under this subsection, there shall be no further liability on the part of the Company to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 13, 14 and 15.

17.   **Black-out Period**

The Company shall not, directly or indirectly, without the prior written consent of BMO Nesbitt Burns, which consent shall not be unreasonably withheld, authorize, issue, sell, transfer, or offer for sale any Shares or securities or other financial instruments convertible into or exchangeable for Shares or any right to acquire Shares or securities convertible or exchangeable for Shares, or agree to do so, or announce publicly its intention to do so for a period of 90 days from Closing, other than (i) stock options to be issued pursuant to the Company's existing stock option plans or share purchase plan in each case on the terms thereof in effect on January 22, 2003, without amendment thereto; and (ii) to satisfy outstanding instruments or contractual commitments.

18.   **Survival of Representations, etc.**

(1)   The representations, warranties, obligations and agreements of the Company contained herein and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Offering Documents or any Supplementary Material or the Distribution of the Shares in Canada or the sale of the Shares in the United States or internationally.

(2)   The representations, warranties, obligations and agreements of the Underwriters contained herein shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters obligations under this Agreement.

19.   **Notices**

(1)   Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication (a "**Communication**") that is or may be given or may hereunder shall be in writing addressed as follows:

If to the Company, addressed and sent to:

Minefinders Corporation Ltd.
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6

Attention: Mr. Mark Bailey, President and Chief Executive Officer
Fax: (604) 688-0378

With a copy (which shall not constitute notice to the Company) to:

Campney & Murphy
2100 – 1111 West Georgia Street
Vancouver, British Columbia

Attention: Kevin Hisko
Fax: (604) 661-1676

If to the Underwriters, addressed and sent to:

BMO Nesbitt Burns Inc.
Suite 1700, 885 West Georgia Street
Vancouver, B.C. B6C 3E8

Attention: Jamie Rogers

Fax: (604) 443-1408

With a copy to:

Blake, Cassels & Graydon LLP
Suite 2600, 595 Burrard Street
Vancouver, British Columbia V7X 1L3

Attention: Peter J. O'Callaghan
Fax: (604) 631-3309

or to such other address as any of the persons may designate by notice given to the others in accordance with this section.

(2)   Each Communication shall be personally delivered or sent by commercial courier to the addressee or sent by fax to the addressee and (a) a Communication which is couriered or personally delivered shall, if delivered before 5:00 p.m. (Vancouver time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (b) a Communication which is sent by facsimile transmission shall, if sent on a Business Day and the machine on which it is sent receives the answer back code of the party to whom it is sent before 5:00 p.m. (Vancouver time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

20.   **Authority of BMO Nesbitt Burns**

BMO Nesbitt Burns is hereby authorized by the Underwriters to act on their behalf and the Company shall be entitled to and shall act on any notice given in accordance with Section 19 or agreement entered into by or on behalf of the Underwriters by BMO Nesbitt Burns, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 13(2) which consent shall be given by the Indemnified Party or other parties, a notice of termination pursuant to Section 12 which notice may be given by any of the Underwriters or any waiver pursuant to Section 12(4), which waiver must be signed by all of the Underwriters. BMO Nesbitt Burns shall consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

21.   **Governing Law**

This Agreement shall be governed and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

22.   **Time**

Time shall be of the essence of this Agreement.

23. **Headings**

Headings are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

24. **Severability**

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

25. **Counterparts/Facsimile Signatures**

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

26. **Press Releases**

During the period commencing on the date hereof and until completion of the purchase of the Shares, the Company will promptly provide to the Underwriters drafts of any press releases of the Company for review and comment by the Underwriters and the Underwriters' counsel prior to issuance.

27. **Entire Agreement**

This Agreement constitutes the entire agreement between the Company and the Underwriters in connection with the offering of the Shares and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to BMO Nesbitt Burns upon which this letter as so accepted shall constitute an agreement among us.

Yours very truly,

BMO NESBITT BURNS INC.

By: *"James G. Rogers"*

YORKTON SECURITIES INC.

By: *"Douglas Bell"*

SALMAN PARTNERS INC.

By: *"Alan C. Herrington"*

The foregoing offer is accepted and agreed to as of the date first above written.

MINEFINDERS CORPORATION LTD.

By: *"Mark H. Bailey"*

APPENDIX I

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of Common Shares of Mindfinders Corporation Ltd. (the "Company") pursuant to the Underwriting Agreement dated January 24, 2003, among the Company and the Underwriters named therein (the "Underwriting Agreement"), the undersigned does hereby certify as follows:

(i) the Shares have been offered and sold in the United States only by the U.S. Affiliate, which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to Section 15(b) of the 1934 Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

(ii) all offers and sales of Shares in the United States have been effected through the U.S. Affiliate in accordance with all applicable federal and states laws and regulations governing the registration and conduct of securities brokers and dealers;

(iii) each offeree that was in the United States was provided with a copy of the U.S. Final Offering Memorandum, including the Canadian Final Prospectus relating to the offering of the Shares;

(iv) immediately prior to transmitting any of the U.S. Preliminary Offering Memorandum or the U.S. Final Offering Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor and, on the date hereof, we have reasonable grounds to believe and do believe that each person in the United States that we have arranged to purchase Shares from the Company as a Substituted Purchaser is an Institutional Accredited Investor;

(v) no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States;

(vi) the offering of the Shares has been conducted in accordance with the terms of the Underwriting Agreement; and

(vii) prior to any sale of Shares in the United States we caused the purchaser to execute a U.S. Subscription Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of February, 2003.

BMO Nesbitt Burns Inc.   BMO Nesbitt Burns Corp.

By: By:

    Name: Name:
    Title: Title:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.
(Registrant)

Date   January 28, 2002   By: /S/"Mark Bailey"
                                          (Print) Name: Mark Bailey
                                          Title: President and Director